Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

02042302

	/ision of Corporation Finance United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
name:	Wojciech Marciniak Director, Investor Relations	Phone: Fax:	(48 76) 84 78 280 (48 76) 84 78 205

SUPPL

02 JUL -1 AM 11:12

Announcement also provided to required statutory authorities

Date: 1 July 2002

Number of pages (including this one): 1

Current report 48/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 11 June 2002 KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.) entered into an agreement with WFP Hefra S.A. for obtaining the shares of WFP Hefra S.A. (a subsidiary of KGHM Metale S.A.). KGHM Metale S.A. is obtaining 1 156 250 bearer shares of WFP Hefra S.A., series „E" having a nominal value of PLN 6.40 per share,and a total nominal value of PLN 7 400 thousand in the increased capital of WFP Hefra S.A. These assets were purchased for the amount of PLN 7 400 thousand. The book value of these assets after registration of the increase in capital of WFP Hefra S.A. is PLN 7 400 thousand. The assets acquired were financed with funds possessed by KGHM Metale S.A. The share of the assets acquired in the share capital of WFP Hefra S.A. is 47.44%.

The assets acquired are of long term investment character.
After this purchase the share of KGHM Metale S.A. in the share capital and the number of votes possessed at the General Meeting of WFP Hefra S.A. is 90.24%.
KGHM Metale S.A. is obliged to pay in cash for the new shares of WFP Hefra S.A. by the end of July 2002.

Criteria used for describing these assets as significant: the financial assets purchased by the KGHM Metale S.A. represent over 20% of the share capital of WFP Hefra S.A.

Legal basis:
(§5, section 1, point 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

WICEPREZES ZARZĄDU
Grzegorz Kubacki

dw 7/2

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)